

05035525

SECUR._____.MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 4 2005
WASH. D.C. 202

SEC FILE NUMBER
8- 52097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING___December 31, 2004___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NewPoint Securities, LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

499 North Canon Drive, Suite 100
                                                          (No. and Street)

Beverly Hills   **California**   **90210**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Farahi   **310-276-9922**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA   A Professional Corporation
                    (Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260   **Los Angeles,   CA**   **90064**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **John Farahi** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **NewPoint Securities, LLC** _____ , as of _____ **December 31** _____ , 20 **04** ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ **None** _____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

STEVEN PAOLILLO
Commission # 1521869
Notary Public - California
Los Angeles County
My Comm. Expires Oct 24, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

I have audited the accompanying statement of financial condition of NewPoint Securities, L.L.C. as of December 31, 2004 and related statements of (loss), changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of NewPoint Securities, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of NewPoint Securities, L.L.C. as of December 31, 2004 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, CPA

Los Angeles, California
February 14, 2005

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NEWPOINT SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash	$ 20,068
Clearing Deposit	104,235
Due from Clearing Broker	6,796
Furniture & Equipment Net of $113,649 Depreciation	58,511
Security Deposits	9,938
Total Assets	**$ 199,548**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$ 5,607
Accrued Expenses – State LLC Tax	2,500
Total Liabilities	**8,107**

Member's Equity

Capital	1,446,607
Accumulated Deficit	(1,255,166)
Total Member's Equity	**191,441**
Total Liabilities and Member's Equity	**$ 199,548**

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues - Page 11		$ <u>712,321</u>
Operating Expenses Page 12		721,984
Bad Debts		241,569
Settlements		<u>168,399</u>
		<u>1,131,952</u>
	(Loss) Before Income Tax	(419,631)
	Tax Provision	<u>3,300</u>
	Net (Loss)	<u>$(422,931)</u>

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2004	$1,371,607	$(832,235)	$ 539,372
Net (Loss)		(422,931)	(422,931)
Capital Contributed	75,000		75,000
Balance, December 31, 2004	$1,446,607	$(1,255,166)	$ 191,441

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

NET CASH PROVIDED BY OPERATIONS	
Net (loss)	$(422,931)
Depreciation	21,600
Write-off of SIPIC claim	216,545
	(184,786)
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities	
Due from clearing broker	42,341
Accounts payable	(16,838)
Accrued expenses	(2,951)
NET CASH (REQUIRED) BY OPERATIONS	(162,234)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Furniture & Equipment	(177)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	75,000
NET DECREASE IN CASH	(87,411)
Cash at beginning of period	107,479
CASH BALANCE	$ 20,068
Interest Paid	$ --
Income Tax	$ 800

The accompanying notes are an integral part of these financial statements

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NOTE 1 - ORGANIZATION

Newpoint Securities, LLC, the Company was approved as a broker-dealer by the NASD on May 9, 2000. The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all of the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer.

NOTE 2 - ACCOUNTS RECEIVABLE - SPIC

In connection with events of the September 11, 2001 tragedy, the Company's predecessor clearing broker (MJK) went out of business. Company management believes it suffered monetary losses, which should be covered by the Security Investors' Investment Corporation (SPIC) and has filed a claim for $216,545. There can be no assurance that such claim will be honored. For purposes of the net capital calculation, the claim is considered a non-allowable asset. The claim was written off in the current year 2004.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

Property and equipment are being depreciated over 5 years.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2004, the Company had a net capital of $122,992 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

On August 27, 2004 the Company was given permission to reduce its net capital requirement from $100,000 to $5,000.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NEWPOINT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2004

NOTE 6 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES
The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is a minimum state tax ($800) plus a fee based on revenue.

NOTE 8 - CONTINGENT LIABILITIES
The Company executed a new lease running through March 31, 2006. Lease payments are:

2005	$ 99,000
2006	24,750
	$123,750

The Company settled all its outstanding arbitrations in 2004. Settlement costs were $241,569. See Subsequent Event (Note 11).

NOTE 9 – RELATED PARTY TRANSACTIONS & EXPENSE SHARING
The Company does not have a written expense sharing agreement. All officers and staff who assist in the broker-dealer's operations are paid by a related company. Rent and certain other expenses are paid by the Company.

NOTE 10 – EXEMPTION FROM THE SEC RULE 15C-3
Newpoint Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Newpoint Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

NOTE 11 – SUBSEQUENT EVENT
In connection with the arbitration settlements (Note 8) the Company received $70,000 insurance proceeds January 13, 2004.

NEWPOINT SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of
financial condition $ 191,441

        Less: Non allowable assets - Schedule (68,449)

NET CAPITAL $ 122,992

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness-
6-2/3 of net aggregate indebtedness $ 541

Minimum dollar net capital required $ 5,000

Net Capital required (greater of above amounts) $ 5,000

EXCESS CAPITAL $ 117,992

Excess net capital at 1000% (net capital less 10% of
aggregate indebtedness) $ 122,181

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities $ 8,107

Percentage of aggregate indebtedness to net capital 6.59%

Percentage of debt to debt-equity to total
computed in accordance with Rule 15c 3-1(d) NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2004 of the above net
capital computation wit the Company's corresponding unaudited computation
pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 125,493
Accrued State LLC Tax	(2,500)
Rounding	(1)
AUDITED	$ 122,992

The accompanying notes are an integral part of these financial statements.

NON ALLOWABLE ASSETS

Net Property & Equipment	$ 58,511
Deposits	9,938
TOTAL NON ALLOWABLE ASSETS	$ 68,449

The accompanying notes are an integral part of these financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2004 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
February 14, 2005

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2004

Retail Equity Commissions	$ 44,198
Listed Equity	6,751
Insurance/Annuities Commissions	22,255
Trailer Commission	4,551
Retail Mutual Fund Commissions	24,818
PGA Distribution – IRA	816
Dreyfus Money Fund	3,596
OTC & Other Business	8,903
Listed Options	526,634
Corporate Bond	38
Trading Profit/Loss	(960)
Error Account	221
Interest	14,512
Other Income	33,037
Settlement	17,500
Income Tax Reversal	5,451
Total Revenue	$712,321

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2004

Accounting	$ 26,450
Advertising	964
Auto	34
Bank Charges	998
Clearing Charges	286,227
Computer	8,467
Commissions – Other	111
Depreciation	21,600
Dues and Subscriptions	4,079
Education & Training	786
Insurance	24,690
Internet Provider	19,810
Interest	38
Market Data Services	1,018
Mediation Fee	2,250
Legal	4,277
License and Permits	324
Meals & Entertainment	1,044
NASD Fees/Assessment	3,895
Office Expense	9,871
Office Construction	7,985
Outside Services	152,810
Parking	100
Postage and Delivery	1,013
Rebate on Mutual Fund	456
Rent –Office	111,111
Repairs and Maintenance	2,860
Taxes and Licenses	887
Taxes	(152)
Telephone	3,317
Telecommunications	18,711
Travel	2,905
All Other	3,048
	$721,984

The accompanying notes are an integral part of these financial statements.

PART II

NEWPOINT SECURITIES, L.L.C.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

In planning and performing my audit of the financial statements of NewPoint Securities, L.L.C. (the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

13

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
February 14, 2005

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